UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

DENDREON CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

24823Q107

(CUSIP Number)

Randall E. Woods

Corvas International, Inc.

3030 Science Park Road
San Diego, CA 92121

(858) 455-9800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [    ].

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 13 Pages)
(Continued on following pages)

CUSIP No. 24823Q107		Page 2 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Corvas International, Inc. 33-0238812

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,225,842

	8.	Shared Voting Power —

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,225,84- See Item 5*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 37%- See Item 5**

14.	Type of Reporting Person CO

  *Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.  Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of this Schedule 13D.

**Based upon 26,807,979 shares of Common Stock issued and outstanding as of February 21, 2003, as represented by the Issuer in that certain Agreement and Plan of Merger, dated as of February 24, 2003, between the Issuer, the Reporting Person, Seahawk Acquisition, Inc. a Delaware corporation and Charger Project LLC, a Delaware limited liability company

Item 1.	Security and Issuer
(a)	Title of Security:
Common Stock, $0.001 par value per share (“Dendreon Common Stock”).
(b)	Name of the Issuer:
Dendreon Corporation, a Delaware corporation.
(c)	The Issuer’s principal executive office:
3005 First Avenue Seattle, WA 98121

Item 2.	Identity and Background

(a)-(c), (f) The name of the corporation filing this statement is Corvas International, Inc., a Delaware corporation (“Corvas” or the “Reporting Person”).  Corvas is a biopharmaceutical company focused on the discovery and development of novel drugs for the treatment of cardiovascular disease and cancer.  The address of the principal executive offices of the Reporting Person is 3030 Science Park Road, San Diego, CA 92121.  Set forth on SCHEDULE A is the name of each of the Reporting Person’s directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization other than the Reporting Person in which such employment is conducted.  Each person listed on SCHEDULE A is a citizen of the United States.

(d)-(e) During the last five years neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Also during the last five years neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.  Consequently, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On February 24, 2003, Seahawk Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Dendreon (“Sub”) agreed to merge with and into Corvas (the “Merger”), Corvas will be the surviving corporation in the

Merger and will become a wholly owned subsidiary of Dendreon, and the stockholders of Corvas will become stockholders of Dendreon.  Immediately following the Merger, Corvas, as the surviving corporation in the Merger, will merge with and into Charger Project LLC (the “LLC”), a Delaware limited liability company of which Dendreon is the sole member (the “LLC Merger”), and LLC will be the surviving entity in the LLC Merger pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) dated, February 24, 2003 by and among Dendreon, Sub, LLC and Corvas.  A copy of the Merger Agreement is attached hereto as EXHIBIT 1 and is incorporated herein by reference.  The consummation of the Merger is subject to the approval of the stockholders of Corvas and the stockholders of Dendreon, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

As an inducement to the Reporting Person’s entering into the Merger Agreement and in consideration thereof, Christopher S. Henney, Martin A. Simonetti, David L. Urdal, Gerardo Canet, Bogdan Dziurzynski, Timothy Harris, Douglas Watson, Mitchell H. Gold, T. Dennis George, Vulcan, Inc., entities affiliated with Healthcare Ventures LLC and Shaw Venture Partners III L.P., each of whom are stockholders of Dendreon (the “Voting Agreement Stockholders”), entered into Lock-up and Voting Agreements, each dated as of February 24, 2003 (each a “Voting Agreement,” and collectively, the “Voting Agreements”) with the Reporting Person, which agreements are described in more detail in Item 6 below.  Pursuant to each Voting Agreement, the applicable Voting Agreement Stockholder agreed to vote, and has granted to certain executives of the Reporting Person an irrevocable proxy (the “Irrevocable Proxy”) to vote, all of such Voting Agreement Stockholder’s shares of Dendreon Common Stock in favor of the issuance of Dendreon Common Stock in the Merger, and certain other matters.  No capital of the Reporting Person is expected to be expended by the Reporting Person in connection with the exercise of its rights with respect to the 10,225,84 shares of  Dendreon Common Stock covered by the Voting Agreements.  The Voting Agreement and the Irrevocable Proxy are attached hereto as EXHIBIT 2 and are incorporated herein by reference.

Item 4.	Purpose of Transaction

(a) - (b)  As further described in Item 3 above and Item 6 below, this statement relates to the Merger of Merger Sub with and into the Reporting Person, in a statutory merger pursuant to the provisions of the Delaware General Corporation Law.  At the effective time of the Merger, the separate existence of Merger Sub will cease and the Reporting Person will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Dendreon.  Immediately following the Merger, Corvas, as the Surviving Corporation in the Merger, will then merge with and into LLC, with LLC as the surviving entity.  Holders of outstanding common stock of the Reporting Person will receive, in exchange for each share of common stock of the Reporting Person held by them, that number of shares of Dendreon Common Stock equal to the

Conversion Number (as defined in the Merger Agreement), plus cash in lieu of fractional shares therefor.  At the Effective Time, each share of common stock of the Reporting Person shall be canceled, cease to be outstanding and cease to exist and each holder of shares of common stock of the Reporting Person shall cease to have any rights with respect to such shares, except the right to receive shares of Dendreon Common Stock at the same Conversion Number in the manner set forth in the Merger Agreement and cash for fractional shares of Dendreon Common Stock in accordance with the Merger Agreement.  The foregoing summary is qualified in its entirety by reference to the copy of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

As an inducement to the Reporting Person to enter into the Merger Agreement, and as further described in Item 3 above and Item 6 below, each Voting Agreement Stockholder, has, by executing a Voting Agreement, agreed to vote the shares of Dendreon Common Stock beneficially owned by such Voting Agreement Stockholder (including any shares of  Dendreon Common Stock that such stockholder acquires after the time it entered into the Voting Agreement) (collectively, the “Shares”) owned by it in favor of the issuance of shares of Dendreon Common Stock in the Merger.  Pursuant to the Voting Agreements, each Voting Agreement Stockholder also irrevocably appointed each of Mr. Randall E. Woods, the President of the Reporting Person and Mr. Stephen Keane, a Vice President of the Reporting Person, and the Reporting Person as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, as his lawful attorney and proxy.  Such Irrevocable Proxies give the proxy holders the limited right to vote the Shares in favor of issuance of shares of Dendreon Common Stock in the Merger, and certain other matters.  The Voting Agreement Stockholders retain the right to vote their Shares in their discretion with respect to matters other than those identified in the Voting Agreements.  The names of the Voting Agreement Stockholders, the number of shares of Dendreon Common Stock which, to the Reporting Person’s knowledge, are beneficially owned by each such stockholder and the percentage ownership of Dendreon Common Stock by each such stockholder (as represented to the Reporting Person by Dendreon in the Merger Agreement) is set forth in SCHEDULE B hereto which is hereby incorporated by reference.  The foregoing summary is qualified in its entirety by reference to the copy of the form of Voting Agreement attached as EXHIBIT 2 to this Schedule 13D, which is incorporated herein by reference.

(c) Not applicable.

(d)           Under the terms of the Merger Agreement, Dendreon shall take all necessary action to cause two nominees of Corvas, who are reasonably acceptable to Dendreon and who are serving members of the Corvas Board of Directors, to be appointed to the Dendreon Board of Directors. One such director shall be appointed for a term expiring at the Dendreon annual meeting in 2005 and the other for a term expiring at the Dendreon annual meeting in 2006.  The foregoing summary is qualified in its entirety by reference to Section 6.21 of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

(e) Not applicable.

(f) Other than as a result of the Merger described in Item 3 above, not applicable.

(g)           At the Effective Time of the Merger, the Certificate of Incorporation and Bylaws of Dendreon shall remain unchanged. At the Effective Time of the Merger, the Certificate of Incorporation of the Reporting Person shall be amended as set forth in the Merger Agreement and the Bylaws of the Reporting Person as the Surviving Corporation shall be the Bylaws of the Reporting Person as in effect immediately prior to the Effective Time. The Reporting Person will then immediately merger into a single member LLC and the Certificate of Formation and Operating Agreement of the surviving LLC shall be the controlling charter documents.  The foregoing summary is qualified in its entirety by reference to Article I of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

(h) Not applicable.

(i) Not applicable.

(j)            Other than as described above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

Item 5.	Interest in Securities of the Issuer

(a) - (b)  As a result and subject to the terms of the Voting Agreements and the Irrevocable Proxies granted pursuant thereto, the Reporting Person may be deemed to have the sole power to vote an aggregate of 9,420,639 shares of Dendreon Common Stock, and beneficial ownership of an additional 805,203 shares of Dendreon Common Stock, in each case for the limited purposes described in Item 4 above.  Such shares constitute approximately 37% of the issued and outstanding shares of Dendreon Common Stock based on the number of shares outstanding at February 21, 2003, as represented by the Issuer to the Reporting Person in the Merger Agreement.  Other than with respect to the voting rights granted to the Reporting Person pursuant to the Voting Agreements and the Irrevocable Proxies, the Reporting Person does not have the right to vote the Shares on any other matters.  The Reporting Person does not share voting power of any additional shares of Dendreon Common Stock with regard to the limited purposes set forth in Item 4 above and in the Voting Agreements and the Irrevocable Proxies.  The Reporting Person does not have any power to dispose or direct the disposition of any shares of Dendreon Common Stock.  To the knowledge of the Reporting Person, no shares of Dendreon Common Stock are beneficially owned by any of the persons named in SCHEDULE A.

(c)           Except as described herein, the Reporting Person has not effected any transaction in Dendreon Common Stock during the past 60 days and, to the Reporting Person’s knowledge, none of the persons named in SCHEDULE A has effected any transaction in Dendreon Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Merger Agreement and subject to the conditions set forth therein, Sub will merge with and into the Reporting Person, and Reporting Person will become a wholly owned subsidiary of Dendreon.  Immediately after the Merger, Corvas, as the Surviving Corporation in the Merger, will then merge with and into LLC.  Upon consummation of the Merger, Sub will cease to exist as a separate corporation and all of the business, assets, liabilities and obligations of Sub will be assumed by operation of law by Reporting Person as the Surviving Corporation.  As a result of the Merger, each outstanding share of common stock of the Reporting Person, other than shares owned by the Reporting Person (i.e. treasury shares of the Reporting Person), or by Dendreon or its subsidiaries, will be converted into the right to receive that number of shares of Dendreon Common Stock equal to the Conversion Number (as defined in the Merger Agreement), plus cash in lieu of fractional shares therefor  The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 1 to this Schedule 13D and incorporated herein in its entirety by reference.

In exercising their rights to vote the Shares as lawful attorneys and proxies of the Voting Agreement Stockholders pursuant to the Voting Agreements, Messrs. Keane and Woods, and the Reporting Person and each of them, as sole and exclusive proxies, with full power of substitution and resubstitution, will be limited, at every Dendreon stockholders meeting and every written consent in lieu of such meeting, to voting the Shares in favor of the issuance of shares of Dendreon Common Stock in the Merger, and certain other matters  The Voting Agreement Stockholders may vote the Shares themselves in all other matters.  The Voting Agreements and the Irrevocable Proxies terminate upon the earlier of the Effective Time and the date of the termination of the Merger Agreement pursuant to Section 5 of the Merger Agreement (the “Expiration Date”).  Each Voting Agreement Stockholder has agreed not to transfer his or her Shares prior to the Expiration Date, except pursuant to the Merger Agreement or to transferees who agree to be bound by the Voting Agreement by executing counterpart signature pages to the Voting Agreement and to the Irrevocable Proxies. The

terms of the Voting Agreements are more fully described in the Voting Agreement and the Irrevocable Proxy, attached hereto as EXHIBIT 2.  Each of the Voting Agreement and the Irrevocable Proxy is incorporated herein by reference.

Other than the Merger Agreement and the Voting Agreements, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of  Dendreon, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The descriptions herein of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as EXHIBITS 1 and 2, respectively.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:

1.             Agreement and Plan of Merger, dated February 24, 2003 among Dendreon Corporation, a Delaware corporation, Seahawk Acquisition, Inc., a Delaware corporation, Charger Project LLC, a Delaware limited liability company, and Corvas International, Inc., a Delaware corporation (incorporated by reference to Exhibit 99.1 of the Reporting Person’s Form 8-K filed with the Securities and Exchange Commission on February 25, 2003).

2.             Form of Lock-up and Voting Agreement, dated as of February 24, 2003, between Corvas International, Inc., a Delaware corporation, and certain stockholders of Dendreon Corporation, a Delaware corporation (incorporated by reference to Exhibit 99.2 of the Reporting Person’s Form 8-K filed with the Securities and Exchange Commission on February 25, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corvas International, Inc.

March 3, 2003
Date

/s/ Randall E. Woods
Signature

Randall E. Woods President and Chief Executive Officer
Name/Title

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

CORVAS INTERNATIONAL, INC.

Name and Business Address	Principal Occupation or Employment

M. Blake Ingle, Ph.D. Corvas International, Inc. 3030 Science Park Drive San Diego, CA 92121	Chairman of the Board of Directors of Corvas. General Partner at Inglewood Ventures.

Randall E. Woods Corvas International, Inc. 3030 Science Park Drive San Diego, CA 92121	President, Chief Executive Officer and a Member of the Board of Directors of Corvas.

George P. Vlasuk, Ph.D. Corvas International, Inc. 3030 Science Park Drive San Diego, CA 92121	Chief Scientific Officer, Executive Vice President of Research and Development and a Member of the Board of Directors of Corvas.

Carolyn M. Felzer, CPA Corvas International, Inc. 3030 Science Park Drive San Diego, CA 92121	Vice President and Controller of Corvas.

Stephen F. Keane Corvas International, Inc. 3030 Science Park Drive San Diego, CA 92121	Vice President of Corporate Development of Corvas.

Susan B. Bayh, J.D. 3030 Science Park Drive San Diego, CA 92121	Distinguished Visiting Professor at the College of Business Administration at Butler University in Indianapolis, Indiana. Member of the Board of Directors of Corvas.

J. Stuart Mackintosh 3030 Science Park Drive San Diego, CA 92121	Managing Director and Principal of European Investors Incorporated. Member of the Board of Directors of Corvas.

Burton E. Sobel, M.D. 10145 Pacific Heights Blvd. San Diego, CA 92121

Physician-in-Chief at Fletcher Allen Healthcare and E.L. Amidon Professor and Chair of the Department of Medicine at The University of Vermont College of Medicine.  Member of the Board of Directors of Corvas.

Michael Sorell, M.D. 3030 Science Park Drive San Diego, CA 92121	Managing Partner of MS Capital, LLC. Member of the Board of Directors of Corvas.

Nicole Vitullo 3030 Science Park Drive San Diego, CA 92121	Managing Director of Domain Associates, LLC. Member of the Board of Directors of Corvas.

SCHEDULE B

DENDREON CORPORATION

VOTING AGREEMENT STOCKHOLDERS

(The information in this Schedule is based on information provided to Corvas by Dendreon)

Name of Beneficial Owner	Total Shares Beneficially Owned	Percent of Outstanding Shares(1)
Christopher S. Henney, Ph.D., D.Sc.	553,117	2.0%
David L. Urdal, Ph.D.	476,966	1.8%
T. Dennis George, J.D.	85,090	*
Martin A. Simonetti.	160,374	*
Vulcan, Inc.	4,081,980	15.2%
Gerardo Canet	35,350	*
Timothy Harris, Ph.D.	58,427	*
Healthcare Ventures LLC	3,993,814	14.8%
Shaw Venture Partners III L.P.	701,178	2.6%
Douglas Watson	28,400	*
Bogdan Dziurzynski	15,000	*
Mitchell H. Gold	36,146	*

*                             Less than 1%

(1)                      Based on 26,807,979 shares of Dendreon Corporation Common Stock issued and outstanding as of February 21, 2003 as reported by Dendreon Corporation to the Reporting Person in that certain Agreement and Plan of Merger and Reorganization dated as of February 24, 2003.

EXHIBIT INDEX

Exhibit	Description of Document

1.

Agreement and Plan of Merger, dated February 24, 2003 among Dendreon Corporation, a Delaware corporation, Seahawk Acquisition, Inc., a Delaware corporation, Charger Project LLC, a Delaware limited liability company, and Corvas International, Inc., a Delaware corporation (incorporated by reference to Exhibit 99.1 of the Reporting Person’s Form 8-K filed with the Securities and Exchange Commission on February 25, 2003).

2.

Form of Lock-up and Voting Agreement, dated as of February 24, 2003, between Corvas International, Inc., a California corporation, and certain stockholders of Dendreon Corporation, a Delaware corporation (incorporated by reference to Exhibit 99.2 of the Reporting Person’s Form 8-K filed with the Securities and Exchange Commission on February 25, 2003).